EXHIBIT 99.1

SKF First-quarter report 2005

SKF reports an increase in sales of 14.2% for the first quarter 2005, measured in local currencies and compared to last year. Profit before taxes increased by 38%. The operating margin was 10% for the first quarter.

-- The SKF Group reports a profit before taxes for the first quarter 2005 of MSEK 1 124 (815).

-- Net profit for the first quarter amounted to MSEK 779 (669).

-- Earnings per share for the first quarter were SEK 6.84 (5.87).

-- Net sales for the first quarter amounted to MSEK 11 871 (10 689).

The operating profit for the first quarter 2005 was MSEK 1 188 (903). The operating margin amounted to 10.0% (8.4). Cash flow, after investments before financing, for the first quarter was MSEK 144 (535).

The increase of 11.0% in net sales for the first quarter 2005, in SEK, was attributable to: volume 8.3%, structure 2.3%, price/mix 3.6% and currency effect -3.2%.

Sales development Sales in all regions for the SKF Group, calculated in local currencies, were significantly higher compared to the same quarter last year with a total increase by 14.2%.

The manufacturing level for the first quarter 2005 was relatively unchanged compared to the fourth quarter, but was higher than for the first quarter last year.

Outlook for the second quarter 2005 The market demand for SKF’s products and services in the second quarter is expected to remain on a high level in Europe and North America and to continue to be significantly higher in Asia and Latin America.

The manufacturing level will be maintained to ensure a good service level.

(full report attached)

Aktiebolaget SKF
SE-415 50 Goteborg, Sweden
Tel. +46 31 337 10 00 Fax. +46 31 337 17 22 www.skf.com

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